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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section MAR 02 2021 Washington DC 406

SEC FILE NUMBER
8-34205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBIZ FINANCIAL SOLUTIONS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6050 OAK TREE BLVD, SUITE 500
(No. and Street)

CLEVELAND	OH	44131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD BRIDGES 216-525-4684
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHNEIDER DOWNS & COMPANY, INC
(Name – *if individual, state last, first, middle name*)

65 E. STATE ST.	COLUMBUS	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, KATHRYN H. LOUTTIT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIZ FINANCIAL SOLUTIONS, INC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO
MELISSA A. HARRIGAN
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Cuyahoga County
My Comm. Exp. 4/17/2024

Notary Public

Signature

EXECUTIVE REPRESENTATIVE
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CBIZ Financial Solutions, Inc.

Audited Financial Statements

December 31, 2020

Contents

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CBIZ Financial Solutions, Inc.
Cleveland, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CBIZ Financial Solutions, Inc. (CFS), a wholly-owned subsidiary of CBIZ Operations, Inc., as of December 31, 2020, the related statements of comprehensive income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CFS as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CFS's management. Our responsibility is to express an opinion on CFS's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CFS in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures on the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Schneider Downs & Co., Inc.
www.schneiderdowns.com

PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place
Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street
Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

1660 International Drive
Suite 600
McLean, VA 21102
TEL 571.380.9003

Supplemental Information
The accompanying supplemental information has been subjected to audit procedures performed in conjunction with the audit of CFS's financial statements. The supplemental information is the responsibility of CFS's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as CFS's auditor since 2007.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 25, 2021

CBIZ Financial Solutions, Inc.

Statement of Financial Condition

December 31, 2020

Assets	
Cash and cash equivalents	$ 2,614,476
Investment in mutual funds, at fair value	1,441,837
Deposits with clearing organization	50,000
Deposits with Depository Trust & Clearing Corporation	5,134
Receivable from clearing organization	27,074
Receivables from customers, net	774,255
Prepaid assets	86,224
Income tax benefit	942,873
Operating lease asset	65,827
Furniture and equipment, net of accumulated depreciation of $314,597	44,027
Total Assets	$ 6,051,727
Liabilities and Stockholder's Equity	
Liabilities	
Accrued salaries and wages	$ 257,210
Due to CBIZ affiliates	414,517
Accounts payable	55,924
Operating lease liability	76,718
Total Liabilities	804,369
Stockholder's Equity	
Common stock - $0 par value; stated value $250/share; 100 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	7,739,450
Accumulated deficit	(2,517,092)
Total Stockholder's Equity	5,247,358
Total Liabilities and Stockholder's Equity	$ 6,051,727

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Operations

For the year ended December 31, 2020

Revenue	
Commissions and investment advisory fees	$ 7,618,123
Interest and dividends	40,451
Total Revenue	7,658,574
Expenses	
Employee compensation and benefits	4,505,096
Facilities expenses	632,998
Clearing fees	60,000
Other operating expenses	1,421,875
Goodwill and client list impairment	4,746,996
Depreciation and amortization	176,012
Total Expenses	11,542,977
Loss before income taxes	(3,884,403)
Income tax benefit (See footnote 4)	(942,873)
Net Loss	$ (2,941,530)

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Cash Flows

For the year ended December 31, 2020

Cash flows from operating activities	
Net loss	$ (2,941,530)
Add (deduct) items not affecting cash:	
Depreciation of furniture and equipment	41,226
Amortization of client lists and non-competes	134,786
Goodwill and client list impairment	4,746,996
Bad debt allowance	(84,401)
Changes in assets and liabilities:	
Receivable from clearing organization	16,844
Receivables from customers	2,337,993
Operating lease asset	33,117
Other assets	62,636
Due to/from CBIZ affiliates	(109,953)
Accrued salaries and wages	(173,263)
Accounts payable	(135,821)
Other liabilities	(98,035)
Operating lease liability	(37,759)
Income tax benefit	(2,457,276)
Net cash provided by operating activities	1,335,560
Cash flows from investing activities	
Purchase of mutual fund investments	(36,697)
Purchase of fixed assets	(16,726)
Net cash used by investing activities	(53,423)
Cash flows from financing activities	
Dividends paid	(2,250,000)
Net cash used by financing activities	(2,250,000)
Net decrease in cash and cash equivalents	(967,863)
Cash and cash equivalents at beginning of year	3,582,339
Cash and cash equivalents at end of year	$ 2,614,476

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2020

	Common Stock	Additional Paid-in Capital	Accumulated Surplus/(Deficit)	Total
Balance at January 1, 2020	$ 25,000	$ 7,739,450	$ 2,674,438	$10,438,888
Net loss	-	-	(2,941,530)	(2,941,530)
Dividends paid	-	-	(2,250,000)	(2,250,000)
Balance at December 31, 2020	$ 25,000	$ 7,739,450	$ (2,517,092)	$ 5,247,358

See notes to the financial statements.

1. Organization and Significant Accounting Policies

Organization

CBIZ Financial Solutions, Inc. (CFS), formerly BGS&G Investment Services, Inc., was incorporated in the State of Maryland on May 14, 1984. CFS is a wholly owned subsidiary of CBIZ Operations, Inc. (CBSI), which is a wholly owned subsidiary of CBIZ, Inc. (CBIZ).

CFS is a full service Introducing Broker-Dealer and Registered Investment Advisory firm with its home office in Ohio. CFS currently conducts business in over 20 states across the United States. CFS has a securities clearing relationship with National Financial Services, LLC (NFS), a subsidiary of Fidelity Investments. CFS also provides registered investment advisory services (see note 7) and asset management for qualified retirement plans.

Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

CFS considers money market fund investments and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2020, approximately 85% of the balance of cash and cash equivalents represents amounts that were held by National Financial Services LLC, CFS's clearing broker. At various times the amounts on deposit with banks or held by CFS's clearing broker exceed federally insured limits. Management monitors these balances and believes they do not represent a significant credit risk to CFS.

Accounts Receivable

Accounts receivable are written-off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry and the financial stability of those individuals who owe the receivable. The allowance for doubtful accounts was $60,540 at December 31, 2020.

1. Organization and Significant Accounting Policies (Continued)

Investments
Debt and marketable equity securities are carried at fair market value, with the unrealized gains and losses recognized in earnings.

Furniture and Equipment
Furniture and equipment are carried at cost and depreciated over three to ten years on a straight-line basis. Depreciation expense during 2020 was $41,226.

Revenue Recognition
Revenue is recognized only when all of the following are present: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee to the client is fixed or determinable, and collectibility is reasonably assured.

Revenue consists primarily of retirement plan administration fees, brokerage commissions and life insurance and annuity commissions. A description of the revenue recognition, based on the product and billing arrangement, is described below.

> Retirement plan administration fees are recognized in the period in which services are provided, and may be based on fixed fees or asset-based fees according to the terms of the arrangement. Fees are billed either directly to the client or to the custodian of the plan assets. Invoices are usually prepared quarterly with the vast majority of plans billed in arrears. Fixed and asset-based fees billed in arrears are accrued monthly using reasonable estimates based on all readily available information. Any differences between these estimates and the actual cash payments received are recorded in the period in which the cash is received. Fixed and asset-based fees billed in advance are deferred and recognized as revenue as they are earned. During 2020, retirement plan administration fees of approximately $6,865,000 were recognized as revenue.
>
> Commissions relating to brokerage transactions executed through the Company's clearing broker, NFS are recognized when earned. Gross revenue of approximately $526,000 was recognized in 2020 from transactions processed through NFS.
>
> Life insurance and annuity commissions, primarily from variable products, are recognized when the policy becomes effective. Approximately $227,000 of commission revenue from variable life insurance and annuity products was recognized in 2020.

1. Organization and Significant Accounting Policies (Continued)

Lease Accounting
CFS leases office space for its employees in the Maitland, FL office. The current lease expires on February 28, 2022. In accordance with the New Lease Standard an operating lease right of use asset and corresponding liability are recorded in the statement of financial condition. The remaining lease payments under the current lease agreement are as follows:

Year Ending December 31	Amount
2021	55,851
2022	9,354
	$65,205

All other CFS employees are located in shared office space with employees of other entities also owned by CBIZ. The cost of this shared office space is allocated to CFS by CBIZ based on the employee headcount at each location.

Employee Savings Plan
CFS's employees participate in the CBIZ, Inc. Retirement Savings Plan. CBIZ sponsors a qualified 401(k) defined contribution plan that covers substantially all of its employees. Participating employees may elect to contribute, on a tax-deferred basis, up to 80% of their pre-tax annual compensation (subject to a maximum permissible contribution under Section 401(k) of the Internal Revenue Code). Matching contributions are 50% of the first 6% of base compensation that the participant contributes, and additional amounts may be contributed at the discretion of the Board of Directors. Participants may elect to invest their contributions in various funds, including stock; fixed income; stable value; and balanced-lifecycle funds. CFS's matching contribution to the 401(k) Plan in 2020 was $107,804.

Deferred Compensation Plan
CBIZ offers a deferred compensation plan, under which certain members of management and other highly compensated employees of CBIZ and its wholly owned subsidiaries may elect to defer receipt of a portion of their annual compensation, subject to maximum and minimum percentage limitations. Certain employees of CFS are eligible to participate in this plan. The amount of compensation deferred under the plan is credited to each participant's deferral account. An amount equaling each participant's compensation deferral is transferred into a rabbi trust and invested in various debt and equity securities as directed by the participants. The assets of the rabbi trust are held by CBIZ and recorded as assets of the deferred compensation plan.

1. Organization and Significant Accounting Policies (Continued)

Goodwill and Other Intangible Assets

CFS utilizes the purchase method of accounting for all business combinations in accordance with Accounting Standards Codification 805 "Business Combinations." Identifiable intangible assets include finite-lived purchased intangible assets, which primarily consist of client lists and non-compete agreements. These assets are amortized using the straight-line method over their expected periods of benefit, generally three to ten years. Intangible assets with finite useful lives are tested for recoverability whenever events or changes in circumstances indicate that a carrying amount may not be recoverable. An impairment loss is recognized if the carrying value of an intangible asset is not recoverable and its carrying amount exceeds its fair value. Due to the circumstances described in note 7, it was determined that the carrying value of the client lists was not recoverable and exceeded its fair value as of December 31, 2020. An impairment loss of $352,293 related to the client lists was recorded and is reflected in these financial statements under goodwill and client list impairment.

In accordance with the provisions of Accounting Standards Codification 350 "Intangibles - Goodwill and Other," goodwill is not amortized. Goodwill is tested for impairment annually during the fourth quarter of each year, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying value. In accordance with this accounting standard, CFS first assessed qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the Company is less than its carrying amount. In performing this assessment, CFS considered qualitative factors such as macroeconomic conditions, industry and market considerations, cost factors, financial performance and other internal matters before determining whether it is more likely than not that the fair value of the Company is less than its carrying amount. Due to the circumstances described in note 7, the quantitative analysis was performed and it was determined that there was impairment to goodwill as of December 31, 2020. An impairment loss of $4,394,703 related to goodwill was recorded and is reflected in these financial statements under goodwill and client list impairment.

Subsequent Events

Subsequent events are defined as events or transactions that occur after the statement of financial condition date, but before the financial statements are issued or are available to be issued. Management has evaluated subsequent events through February 25, 2021, the date on which the financial statements were available to be issued.

2. Related Party Transactions

CFS has entered into various agreements (Agreements) with several subsidiaries of CBIZ. These Agreements outline the manner in which CFS conducts business with these related parties. The terms of these Agreements include the following provisions:

CBIZ Operations, Inc. (CBSI), a wholly owned subsidiary of CBIZ, and CBIZ Benefits & Insurance Services, Inc. (CBIZ B&I), a wholly owned subsidiary of CBSI, provide certain management services to CFS and provide CFS with access to resources including, but not limited to, facilities, supplies and equipment. No management fees were allocated to CFS during 2020. Other costs of approximately $712,973 were allocated to CFS during 2020 and are included in these financial statements under facilities expenses, other operating expenses and depreciation and amortization. CFS payroll is processed by CBIZ Human Capital Management, a wholly owned subsidiary of CBSI. Payroll related expenses are reflected in employee compensation and benefits in the statement of operations. At December 31, 2020, CFS had a balance due to CBSI of $414,517.

Fees generated by employees of other CBIZ subsidiaries are recognized by CFS as are the related commission expenses. In 2020, approximately $1,172,913 of revenue was generated by employees of other CBIZ subsidiaries and is recorded in commissions and investment advisory fees in these financial statements along with a corresponding commission expense of $28,689 included in employee compensation and benefits.

Compensation related expenses of $3,844,219 incurred for CFS employees were allocated to CBIZ Investment Advisory Services in 2020 for work performed on client accounts that have transferred to the new RIA. None of the other allocated costs referenced above were passed on to CBIZ Investment Advisory Services in 2020.

In certain cases, subsidiaries of CBIZ provide office and infrastructure support to employees of CFS who are located outside of the home office. Due to their immaterial and incidental nature, management has not quantified nor allocated the expenses incurred and absorbed by other CBIZ subsidiaries in these cases.

In 2020, CFS declared and paid cash dividends totaling $2,250,000 to its parent, CBSI.

3. Regulatory Requirements

CFS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. At December 31, 2020, CFS

3. Regulatory Requirements (Continued)

calculated its net capital at $3,220,575, which exceeded its capital requirements of $250,000 and had a ratio of aggregate indebtedness to net capital of 0.23 to 1.

4. Income Taxes

CFS files a consolidated federal tax return with CBIZ. Separate state tax returns, where applicable, are filed for CFS. Taxes, if any, are paid on behalf of CFS by CBIZ. CFS records in these financial statements an income tax benefit and a corresponding tax benefit receivable on financial statement loss at a rate of approximately 24.3% pursuant to a tax sharing arrangement. Under this arrangement, there are no deferred taxes recorded on CFS's financial statements. The current asset will be settled with the parent in the subsequent year. There is no material recourse on CFS for any uncertain tax positions taken by the parent company.

5. Goodwill and Other Intangible Assets

Client lists were amortized over five to ten years, non-compete agreements were amortized over three years. Amortization expense of client lists and non-compete agreements was $134,786 during the year ended December 31, 2020.

In accordance with Accounting Standards Codification 350 "Intangibles - Goodwill and Other," impairment charges are reported as goodwill and client list impairment expense in the statement of operations. Total impairment charges of $4,746,996 were recorded during the year ended December 31, 2020.

6. Fair Value Measurement

The Fair Value Measurements and Disclosures topic establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

6. Fair Value Measurement (Continued)

Level 2 - Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable markets; and
- data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The carrying amount of cash, accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to the short-term nature of such instruments.

The mutual funds are valued at the net asset value (NAV) of shares held by the CFS at year-end. The securities are valued at the closing price reported in the active market in which the individual security is traded. As such, the Company's mutual funds are valued using Level 1 inputs.

7. Divestitures

In early 2017, CFS, working together with CBIZ, Inc., established a new SEC Registered Investment Advisor (RIA). The new entity, CBIZ Investment Advisory Services, LLC (CIAS) will eventually be the designated RIA for the advisory business that is currently processed by CFS. For the year ended December 31, 2020, approximately $12,200,000 of revenue was recorded on CIAS that would have previously been recorded on CFS. It is anticipated that by the end of 2021, the majority of advisory business will have transitioned to CIAS. CFS does not consider the advisory business a component of the entity as the operations and cash flows cannot be clearly distinguished either operationally or for financial reporting purposes from the rest of

7. Divestitures (Continued)

the entity. The broker-dealer business that CFS currently maintains with NFS will remain with CFS as will the variable annuity and variable life business.

8. Pending Litigation

CFS is currently the defendant in two separate litigation cases involving former employees. Our insurance deductible is $250,000 per occurrence with CFS paying the first $100,000 and our parent company paying the remaining $150,000. It was determined in 2019 that CFS would more likely than not be liable for $100,000 related to the initial case. CFS recognized $100,000 of expense during 2019 and, in 2020, transferred the accrued liability to our parent company. The second case is ongoing and as of the date of issuance of these financial statements, the likelihood of a loss was not determinable.

Supplementary Information

CBIZ Financial Solutions, Inc.

Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2020

Net capital:	
Total stockholder's equity qualified for net capital	$ 5,247,358
Add liabilities subordinated borrowings allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	5,247,358
Deductions and/or charges:	
Receivables from customers, net	(774,255)
Other assets	(1,034,231)
Furniture and equipment	(44,027)
Net capital before haircuts on securities positions	3,394,845
Haircuts on securities (stock, money market and mutual funds)	(174,270)
Net capital	$ 3,220,575
Aggregate Indebtedness	
Total A.I. liabilities	$ 738,542
Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess net capital	$ 2,970,575
Excess net capital less 120% of required minimum	$ 2,920,575
Ratio: Aggregate indebtedness to net capital	0.23 to 1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2020)	
Net capital as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 3,220,575
Audit adjustments	-
Net capital per above	$ 3,220,575

CBIZ Financial Solutions, Inc.

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2020

CFS is exempt from this requirement under SEC Rule 15c3-3(k) (2) (ii) and, therefore, no deposit was required.

CBIZ Financial Solutions, Inc.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2020

CFS is exempt from this requirement under SEC Rule 15c3-3(k) (2) (ii).

SCHNEIDER DOWNS
Big Thinking. Personal Focus.

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT
ON GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)

Board of Directors of CBIZ Financial Solutions, Inc.
Cleveland, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by CBIZ Financial Solutions, Inc. (CFS) and the SIPC, solely to assist you and SIPC in evaluating CFS's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. CFS's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on CFS's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place
Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street
Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

1660 International Drive
Suite 600
McLean, VA 21102
TEL 571.380.9003

This report is intended solely for the information and use of CFS and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 25, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*29*******1958*********************MIXED AADC 220
34205 FINRA DEC
CBIZ FINANCIAL SOLUTIONS INC
6050 OAK TREE BLVD STE 500
CLEVELAND, OH 44131-6951

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

EDWARD BRIDGES (216) 525-4684

2. A. General Assessment (item 2e from page 2) $ 7,328

B. Less payment made with SIPC-6 filed (**exclude interest**) (4,767)
7/27/20
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,561

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,561

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $ 2,561

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CBIZ FINANCIAL SOLUTIONS, INC.
(Name of Corporation, Partnership or other organization)

Kathryn [signature]
(Authorized Signature)

Corporate Counsel and Chief Compliance Officer
(Title)

Dated the 10TH day of FEBRUARY, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,718,016
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,735,687
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	60,000
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	36,697
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,832,384
2d. SIPC Net Operating Revenues	$ 4,885,632
2e. General Assessment @ .0015	$ 7,328

(to page 1, line 2.A.)

SCHNEIDER DOWNS
Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Board of Directors
CBIZ Financial Solutions, Inc.
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying Broker Dealer Annual Exemption Report, in which (1) CBIZ Financial Solutions, Inc. (CFS) identified the following provisions of 17 C.F.R. §15c3-3(k) under which CFS claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) CFS stated that CFS met the identified exemption provisions throughout the most recent fiscal year without exception. CFS's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CFS's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 25, 2021

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal

One PPG Place
Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street
Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

1660 International Drive
Suite 600
McLean, VA 21102
TEL 571.380.9003

CBIZ Financial Solutions, Inc.

BROKER DEALER ANNUAL EXEMPTION REPORT

CBIZ Financial Solutions, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

CBIZ Financial Solutions, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2020 without exception.

The above information is provided to the best knowledge and belief of CBIZ Financial Solutions, Inc.

Kathryn Louttit

1/19/2021

Kathryn H. Louttit, Chief Compliance Officer
CBIZ Financial Solutions, Inc.

Date